EXHIBIT 99 (a)(4)	EXHIBIT (a)(4)

431 New Karner Road Albany, NY 12205 Tel: 518.533.2200 Fax: 518.533.2201

[DATE], 2003

Dear Employee:

     On behalf of Mechanical Technology Incorporated (the "Company"), I am writing to provide you with the results of the Company's recent offer to exchange (the "Offer") certain outstanding options (the "Old Options") granted to you under the Mechanical Technology Incorporated 1999 Employee Stock Incentive Plan, as amended (the "1999 Plan"), and the Stock Incentive Plan, as amended (the "1996 Plan"), for new options (the "New Options") that the Company will grant under the 1999 Plan. The Offer was consummated pursuant to the terms and conditions in the Company's Offer to Exchange Outstanding Stock Options, dated October 30, 2003 (the "Offer to Exchange").

     The Offer expired at 12:00 Noon, Eastern Standard Time, on December 19, 2003. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, on December 22, 2003, the Company accepted for exchange, amended to expire and canceled tendered Old Options exercisable for a total of [#] shares of our common stock.

     The Company has specifically accepted for exchange and canceled the Old Options tendered by you exercisable for the number of shares of our common stock (the "Option Shares") set forth on Attachment A to this letter. In accordance with the terms and subject to the conditions of the Offer, you have the right to receive New Options under the 1999 Plan exercisable for one (1) share of common stock for each two (2) shares subject to the Old Options that you tendered in the Offer and the Company accepted for exchange (rounded down to the nearest whole share). Your New Options will be exercisable for the number of Option Shares set forth on Attachment A, as adjusted for any stock splits, stock dividends and similar events that occur between now and the date when the Company grants such New Options. Also, the terms and conditions of the New Options will be substantially the same as the terms and conditions of the Old Options you tendered for exchange, except as set forth in the Offer to Exchange and except that the per share exercise price under the New Options will equal the fair market value of our common stock as determined under the 1999 Plan on the day when the Company grants the New Options.

     In accordance with the terms and subject to the conditions of the Offer, the Company will grant the New Options within 30 days after the first business day that is at least six months and one day following the date when the tendered options were accepted for exchange, amended to expire and canceled. We expect the New Options to be granted between June 23, 2004 and July 23, 2004. Within thirty days after such grant, documents for the New Options will be sent to you.

     In accordance with the terms of the Offer, you must be an employee or director of the Company or its subsidiaries from the acceptance date through the date when the Company grants the New Options in order to receive your New Options. If, for any reason, you do not remain an employee, then you will not receive New Options or any other consideration in exchange for the Old Options tendered by you and canceled by the Company. Participation in the Offer does not confer upon you the right to remain in the employment or other service of the Company or any of its subsidiaries. The Offer was also subject to other terms and conditions; we refer you to the Offer to Exchange for a full statement of the terms and conditions of the Offer.

     If you have any questions about your rights in connection with the grant of New Options, please send an e-mail to Sheila Lamb at slamb@mechtech.com

Sincerely,

Dale Church
CEO

Attachment A

[Name of Option Holder]

Grant Date of Old	Exercise Price of Old	Number of Option Shares	Number of Option Shares
Options Accepted	Options Accepted	Issuable upon exercise	Issuable upon exercise
for Exchange	for Exchange	of Old Options	of New Options